From:Filed by Securitize Holdings, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Subject Company: Securitize, Inc.

Commission File No. 333-293022-01

Date: May 20, 2026

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On May 20, 2026, Securitize published the following press release on PRNewswire and Securitize.io:

Securitize Reports First Quarter 2026 Results

Miami, FL– Securitize, Inc. (which has announced a proposed business combination with Cantor Equity Partners II, Inc. (Nasdaq: CEPT)), today announced financial results for the first quarter of 2026, which ended March 31, 2026.

First Quarter Financial Highlights

•	Total Revenue of $19.5 million, up 39% versus the prior-year period; highest quarterly revenue in the company’s history

•	Adjusted EBITDA(1) of $0.8 million, versus $4.1 million in the prior year period

•	Net loss of $7.9 million, with a net loss per diluted share of $0.88

•	Average AUM(2) in 1Q26 of $3.2 billion, with AUM(2) of $3.4 billion as of March 31, 2026

•	Aggregated Transaction Volume(3) of $1.9 billion in the first quarter of 2026

•	650 active funds are being serviced by Securitize Fund Services as of March 31, 2026

•	AUA(4) of $24.9 billion as of March 31, 2026

Percentage comparisons throughout this press release are calculated for the first quarter 2026 versus the first quarter of 2025, unless otherwise specified.

Carlos Domingo, Co-Founder and Chief Executive Officer, commented: “Tokenization is poised to be the most consequential upgrade to U.S. capital-market infrastructure in a generation and this is reflected in the continuous growth of the industry and our strong quarterly revenue numbers, the highest in the company's history, despite the broader crypto market backdrop. During the quarter, we also secured important new partnership opportunities with the New York Stock Exchange to support tokenized securities markets, expanded liquidity options for BlackRock’s BUIDL through Uniswap, and advanced new marquee tokenized real estate initiatives, including the Trump International Hotel & Resort Maldives. We also continued building key strategic partnerships, most notably our agreement with Computershare, the world's largest transfer agent, to become their partner for issuer-sponsored tokenized securities, which was announced shortly after quarter-end. As institutional adoption accelerates, we believe tokenization is evolving from isolated products into a fully interconnected financial system.”

First Quarter Business Highlights

NYSE Collaboration to Support Tokenized Securities Markets: The New York Stock Exchange, part of Intercontinental Exchange, Inc., and Securitize announced a collaboration to support the development of tokenized securities markets. As part of the initiative, Securitize was named the design partner as well as the first digital transfer agent eligible to mint blockchain-native securities for corporate and ETF issuers on the upcoming NYSE-affiliated Digital Trading Platform and Securitize Markets was appointed as the first broker-dealer to connect to the NYSE Digital ATS to on onboard investors to trade in the platform.

Uniswap Labs Collaboration Expands Liquidity Options for BUIDL: Uniswap Labs and Securitize announced a strategic integration enabling shares of BlackRock’s BUIDL fund to become available for trading through UniswapX technology. The integration introduced new on-chain liquidity pathways for tokenized treasury assets and represented a significant step in connecting institutional tokenized funds with decentralized finance infrastructure.

Real Estate Tokenization: We were chosen to tokenize loan interests tied to Trump International Hotel & Resort, Maldives. The initiative reflected growing institutional and global interest in tokenizing real-world assets across real estate and alternative investment markets.

Continued Growth Across the Tokenized Asset Market: The tokenized real-world asset market grew from approximately $23 billion at December 31, 2025 to $31 billion as of March 31, 2026, representing approximately 35% growth, according to rwa.xyz data. Throughout the quarter, Securitize remained the leading tokenization platform by assets under management, reflecting continued institutional adoption of tokenized securities and onchain financial infrastructure.

Given the pending Business Combination as noted below, Securitize management will not be hosting a call to discuss the first quarter 2026 results.

First Quarter 2026 Financial Results

Francisco Flores, Chief Financial Officer, commented: “We delivered strong first quarter revenue growth, with total revenue of $19.5 million, increasing 39% versus the prior-year period. The quarter benefited from continued growth across our service offerings, while we maintained disciplined management of operating expenses. Importantly, despite increased investments in headcount to support the growth of the business and prepare for becoming a public company, we delivered strong positive operating leverage for the quarter. We also ended the quarter with a solid liquidity position and approximately breakeven operating cash flow before working capital movements and public-company related expenses.”

Securitize Inc and Subsidiaries
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)	Three Months Ended March 31	
	2026	2025
Cash flows from operating activities:		
Net loss	(7,932,652)	(5,124,857)
Net loss from discontinued operations	–	583,339
Net loss from continuing operations	**$ (7,932,652)**	**$ (4,541,518)**
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	587,934	313,414
Provision for expected credit losses	285,453	74,388
Share-based compensation expense	836,588	7,431,004
Accretion of debt discount	1,186,318	763,786
Net losses (gains) from investments	(1,365,256)	(2,769)
Loss on digital assets held for investment net	920,467	–
Loss on digital assets from operations, net	286,592	169,338
Deferred tax provision	43,008	82,059
Change in fair value of simple agreement for future equity	1,368,000	66,000
Change in fair value of derivative liability	2,001,000	290,000
Change in fair value of option liability	(90,000)	(490,000)
Changes in operating assets and liabilities, net of effects of business acquisitions and divestitures:		
Digital assets from operations	104,608	29,296
Digital assets receivable	(63,701)	(6,361,577)
Customer escrow funds	28,946,509	3,514,587
Accounts receivable	(5,422,887)	(1,399,455)
Accounts receivable, related parties	161,026	204,365
Contract assets	1,452,002	(912,637)
Prepaid expenses and other current assets	(634,379)	(298,300)
Accounts payable	(1,473,162)	235,704
Accrued expenses and other current liabilities	2,473,524	(221,490)
Interest payable	1,083,540	725,927
Customer escrow funds payable	(28,845,937)	(3,508,567)
Deferred revenue	(5,000,697)	1,084,925
Cash used in operating activities from continuing operations	(9,092,102)	(2,751,520)
Cash used in operating activities from discontinued operations	–	(1,227,965)
Net cash flows used in operating activities	**$ (9,092,102)**	**$ (3,979,485)**
Cash flows from investing activities:		
Purchases of investments in available-for-sale marketable securities	–	(18,293)
Proceeds from sales and redemptions of investments and available-for-sale marketable securities	–	808,724
Proceeds from partial repayments of notes receivable, related parties	–	25,000
Originations of and disbursements for notes receivable, related parties	(2,231,266)	(688,098)
Purchases of digital assets for investment	–	(896,495)
Proceeds from redemptions of tokenized assets for investment	1,500,000	–
Purchases of equipment and other long-lived assets	(290,296)	–
Proceeds from sale of equipment and other long-lived assets	–	3,702
Net cash flows used in investing activities	**$ (1,021,562)**	**$ (765,460)**
Cash flows from financing activities:		
Payment of deferred offering costs	(429,924)	–
Proceeds from options exercised	81,964	3,020
Net cash flows (used in) provided by financing activities	(347,960)	3,020
Effect of exchange rate changes on cash	49,886	73,228
Net decrease in cash and cash equivalents	(10,411,738)	(4,668,697)
Cash and cash equivalents from continuing operations, beginning of period	24,871,555	21,788,225
Cash and cash equivalents from discontinued operations, beginning of period	–	175,233
Less: Cash and cash equivalents from discontinued operations, end of period	–	(94,200)
Cash and cash equivalents from continuing operations, end of period	**$ 14,459,817**	**$ 17,200,561**

Media Inquiries

Securitize PR

press@securitize.io

Securitize IR

investor.relations@securitize.io

About Securitize

Securitize, the world’s leader in tokenizing real-world assets with $4B+ AUM (as of April 2026), is bringing the world onchain through tokenized funds in partnership with top-tier asset managers, such as Apollo, BlackRock, BNY, Hamilton Lane, KKR, VanEck and others.

In the U.S., Securitize operates through its affiliates, including Securitize Markets, LLC, an SEC-registered broker-dealer that operates an SEC-regulated Alternative Trading System (ATS); Securitize Transfer Agent, LLC, an SEC-registered transfer agent; Securitize Capital, LLC, an Exempt Reporting Adviser; and Securitize Fund Services, LLC, which provides fund administration services. In Europe, Securitize operates through its affiliate Securitize Europe Brokerage and Markets, S.A., which is fully authorized as an Investment Firm and operates a Trading & Settlement System (TSS) under the EU DLT Pilot Regime, making Securitize the only company licensed to operate regulated digital-securities infrastructure across both the U.S. and EU. Securitize has also been recognized as a 2026 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

Endnotes

(1) Adjusted EBITDA is a non-GAAP financial metric. Securitize generally reports its financial results in accordance with U.S. generally accepted accounting principles (“GAAP”). However, management believes that the evaluation of its ongoing operating results may be enhanced by a presentation of Adjusted EBITDA, which is a non-GAAP financial measure. Adjusted EBITDA represents net income or net loss before depreciation and amortization, interest expense and income taxes. Securitize believes that the use of Adjusted EBITDA provides an additional meaningful method of evaluating certain aspects of its operating performance from period to period on a basis that may not be otherwise apparent under GAAP when used in addition to, and not in lieu of, GAAP measures. A reconciliation of Adjusted EBITDA to net income is included below.

(2) AUM refers to Tokenized Assets Under Management

(3) Aggregated Transaction Volume represents aggregate volume of investments, redemptions, dividends, and cross chain movements of assets issued by Securitize’s platform

(4) AUA refers to Assets Under Administration

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This press release is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

***

About Securitize

Securitize is tokenizing the world with $4B+ AUM (as of Nov. 2025) through tokenized funds and equities in partnership with top-tier asset managers, such as Apollo, BlackRock, Hamilton Lane, KKR, VanEck and others. Securitize, through its subsidiaries, is a SEC-registered broker dealer, digital transfer agent, fund administrator and operator of a SEC-regulated Alternative Trading System (ATS). Securitize has also been recognized as a 2025 Forbes Top 50 Fintech company.

For more information, please visit:

Website | X/Twitter | LinkedIn

About Cantor Equity Partners II

Cantor Equity Partners II, Inc. (Nasdaq: CEPT) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization, or other similar business combination with one or more businesses or entities. CEPT is led by Chairman and Chief Executive Officer Brandon Lutnick and sponsored by an affiliate of Cantor Fitzgerald.

About Cantor Fitzgerald, L.P.

Cantor Fitzgerald, with more than 14,000 employees, is a leading global financial services and real estate services holding company and a proven and resilient leader for more than 79 years. Its diverse group of global companies provides a wide range of products and services, including investment banking, asset and investment management, capital markets, prime services, research, digital assets, data, financial and commodities brokerage, trade execution, clearing, settlement, advisory, financial technology, custodial, commercial real estate advisory and servicing, and more.

Background Information on Securitize’s Business Combination

On October 28, 2025, Securitize, Inc. (“Securitize”) and Cantor Equity Partners II, Inc. (Nasdaq: CEPT) (“CEPT”), a special purpose acquisition company sponsored by an affiliate of Cantor Fitzgerald, announced that they entered into a definitive business combination agreement for a proposed business combination (the “Proposed Business Combination”). Upon closing of the Proposed Business Combination, the combined company, Securitize Holdings, Inc. (“Pubco”), is expected to become publicly listed on NYSE or Nasdaq under the ticker symbol “SECZ”.

The Proposed Business Combination is expected to be completed in the first half of 2026, subject to regulatory approvals, approval by CEPT’s shareholders, and other customary closing conditions. Additional information about the Proposed Business Combination, including a copy of the business combination agreement, is available in the Current Report on Form 8-K filed by CEPT, and in the registration statement on Form S-4 filed by Securitize and Pubco with the U.S. Securities and Exchange Commission (the “SEC”) and available at www.sec.gov.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws, including statements regarding the proposed business combination involving Securitize, CEPT and Pubco, the anticipated listing of Pubco on NYSE or Nasdaq under the ticker symbol “SECZ,” the expected timing and completion of the Proposed Business Combination, the anticipated benefits of the Proposed Business Combination, Securitize’s growth strategy and expansion plans, market opportunity in tokenization and digital assets, regulatory developments, and future financial performance.

Forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. These statements are based on management’s current expectations and assumptions and are subject to risks and uncertainties.

Many factors could cause actual results to differ materially from those described in these forward-looking statements, including, but not limited to: the risk that the Proposed Business Combination may not be completed in a timely manner or at all; the failure to satisfy closing conditions, including CEPT shareholder approval; the level of redemptions by CEPT’s public shareholders; the ability of Pubco to meet the requisite NYSE or Nasdaq listing standards; regulatory developments relating to digital assets and tokenization; market volatility; competition; and those risks factors described in the filings of Securitize, CEPT and/or Pubco with the SEC.

Forward-looking statements speak only as of the date they are made. None of Securitize, CEPT or Pubco undertakes any obligation to update or revise any forward-looking statements, except as required by law.

Important Information and Where to Find It

In connection with the Proposed Business Combination, Securitize and Pubco have filed a registration statement on Form S-4 (the “Registration Statement”) with the SEC, which includes a preliminary prospectus with respect to the securities to be issued in connection with the Proposed Business Combination and a preliminary proxy statement with respect to the shareholder meeting of CEPT to vote on the Proposed Business Combination. After the Registration Statement has been declared effective, CEPT will mail a definitive proxy statement to its shareholders as of the record date established for voting on the Proposed Business Combination. CEPT shareholders and other interested persons are urged to read the Registration Statement, including the preliminary proxy statement/prospectus contained therein and any amendments thereto, and, when available, the definitive proxy statement/prospectus, along with other documents filed with the SEC by Securitize, CEPT and/or Pubco, because these documents contain important information about Securitize, CEPT, Pubco and the Proposed Business Combination. Copies of these documents may be obtained free of charge at the SEC’s website at www.sec.gov.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS DOCUMENT, PASSED UPON THE MERITS OR FAIRNESS OF THE PROPOSED BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in the Solicitation

Securitize, CEPT, Pubco and their respective directors, executive officers and certain other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Business Combination. Information regarding the names and interests of such persons is, or will be, contained in the filings of Securitize, CEPT and/or Pubco with the SEC, including the Registration Statement and the proxy statement/prospectus.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute a proxy statement or the solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Business Combination, nor shall it constitute an offer to sell or a solicitation of an offer to buy any securities. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

Investor Relations
investor.relations@securitize.io

Media Contacts

Tom Murphy
tom.murphy@securitize.io

Cantor Fitzgerald
media@cantor.com